                                   FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For April 4, 2006

                      Commission File Number: 333-122268

                           MASTELLONE BROTHERS INC.
                (Translation of registrant's name into English)

                           MASTELLONE HERMANOS S.A.
                        E. EZCURRA 365, PISO 2, OF. 310
                      (C1107CLA) BUENOS AIRES, ARGENTINA
                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F: [X]  Form 40-F: [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                               Yes: [ ]  No: [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                               Yes: [ ]  No: [X]

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

                               Yes: [ ]  No: [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

[MASTELLONE LOGO]

                                   SIGNATURES

     Pursuant to the requirements of the Securities and Exchange Act of 1933, the Registrant has duly caused this report signed on its behalf by the undersigned, thereunto duly authorized, in Buenos Aires, Argentina.

                            MASTELLONE HERMANOS S.A.

Buenos Aires, April 4, 2006.

                                               By: /s/ Rodolfo Gonzalez
                                                   -----------------------------
                                               Name:  Rodolfo Gonzalez
                                               Title: Chief Financial Officer

                  Encarnacion Ezcurra 365 - piso 2 oficina 310
                      (C1107CLA) Buenos Aires - Argentina

1. English translation of a letter filed with the Argentine National Securities
Commission (Commision Nacional Valores) with a summary of the decisions approved by the shareholders meeting held on March 31, 2006.

2. English translation of Article 11 of the By-laws of Mastellone Hermanos S.A., as amended in the shareholders meeting held on March 31, 2006.

[MASTELLONE LOGO]

                                                   Buenos Aires, March 31, 2006.

Messrs.
Nacional Securities Commission ("Comision Nacional de Valores")

                                    Ref.: Mastellone Hermanos S.A. -
                                          shareholders meeting held on March 31,
                                          2006 - Summary

Dear Sirs,

     We hereby provide you a Summary of the resolutions approved in the ordinary and extraordinary meeting of our shareholders held today. All of our shareholders participated in such meeting.

Item 1 of the Agenda: Appointment of two shareholders to sign the Minutes

It was unanimously resolved that all the shareholders, the directors and the members of the Supervisory Committee will sign the Minutes.

Item 2 of the Agenda: Review of the documentation contemplated under Article
234, Item 1 of Law No 19,550, for the fiscal year ended on December 31, 2005

It was unanimously resolved to approve the Shareholders Letter, the balance sheet, the statements of operations, the statements of shareholders equity, the statements of cash flows, the Notes to such statements, annexes, complementary information, the report of the Supervisory Committee, and all the information required pursuant to Article 234, first part, of the Argentine Business
Associations Act number 19,550, for the fiscal year ended December 31, 2005, as furnished for the consideration of the shareholders.

Item 3 of the Agenda: Compensation of the accumulated loss with the item
"Adjustment to Common Stock" as provided pursuant to Article 205 of Act No
19,550.

It was unanimously resolved to compensate the accumulated loss of Ps. 33,260 thousand with the item "Adjustment to Common Stock", following the criteria established by the Nacional Securities Commission.

Item 4 of the Agenda: Approval of the performance of the members of the Board of
Directors and Supervisory Committee.

It was unanimously resolved to approve the actions and decisions, until today, of the Board of Directors and the Supervisory Committee.

Item 5 of the Agenda: Approval of the compensation to the Board of Directors
(Ps.540,000.-), and to the members of the Supervisory Committee (Ps.108,000.-)
for the

Encarnacion Ezcurra 365, Piso 2 Of. 310, Puerto Madero
- C1107 CLA - Ciudad Autonoma de Buenos Aires.

fiscal year ended on December 31, 2005 (which had an accounting loss), in accordance with the Rules of the National Securities Commission.

It was unanimously resolved to approve compensations of Ps. 540,000 and Ps.
108,000, for the members of the Board of Directors and Supervisory Committee, respectively, for Fiscal Year 2005.

Item 6 of the Agenda: Term of office of, and bond to be provided by, the
Directors to be elected. Amendment to Article Eleven of the By Laws.

It was unanimously resolved (i) to reduce the term of the members of the board, from three years to one year, (ii) to adjust the conditions of the by-laws regarding guarantees to be given by the members of the Board to the rules established by the Argentine authorities, and (iii) to amend accordingly the provisions of Article 11 of the by-laws.

Item 7 of the Agenda: Determination of the number of members of the Board of
Directors. Election of Regular and Alternate Members. Distribution of positions.

It was unanimously resolved to appoint five members of the Board: Mr. Pascual
Mastellone, as President, Mr. Jose Arturo Moreno, as First Vice President, Mr.
Carlos Marcelo Agote, as Second Vice President, and Messrs. Victorio Mastellone
and Jose Mastellone as directors. It was also unanimously resolved to appoint
Messrs. Juan Osvaldo Uhrich and Francisco Boggino as alternate directors

Item 8 of the Agenda: Election of three Regular Members and three Alternate
Members to the Supervisory Committee.

It was unanimously resolved to appoint Messrs. Joaquin Labougle, Joaquin Ibanez and Julio A. Barthalot as members of the Supervisory Committee, and Messrs.
Hernan Cibils Robirosa and Eduardo A. Maggiora and Ms. Pamela V. Peralta Ramos
as alternate members of the Supervisory Committee.

Item 9 of the Agenda: Appointment of Auditors for the new fiscal year.

It was unanimously resolved to appoint the firm Deloitte & Co. S.R.L. as auditors for the new fiscal year, being the partners of such firm involved in the auditing Messrs. Alberto Lopez Carnabucci, Luis Curuchaga and Daniel Nestor
Gallo, the last two as alternate auditors.

Very truly yours,

                            MASTELLONE HERMANOS S.A.

                               PASCUAL MASTELLONE
                                    PRESIDENT

Encarnacion Ezcurra 365, Piso 2 Of. 310, Puerto Madero
- C1107 CLA - Ciudad Autonoma de Buenos Aires.

BOARD OF DIRECTORS. ARTICLE ELEVEN: The Board of Directors shall consist of such number of members as the Shareholders' Meeting determines, which shall be neither less than three nor more than ten; the Directors shall remain in office for one fiscal year and may be reelected indefinitely in whole or in part. The shareholders' meeting may designate an equal number of alternates to replace the regular members in the event of absence, death or impediment thereof, in the order of their election. The shareholders' meeting shall elect a Chairperson, a
Vice-chairperson, and determine the order number of the other members. The
Vice-chairperson replaces the Chairperson in the event of absence, death or impediment thereof, and the other members replace the Vice-Chairperson and the other members "inter se", in accordance with their order number. The Alternates, as the case may be, join the Board of Directors with the last order number. The
Board of Directors meets at least once every three months. It shall keep a book of minutes wherein any dealings and resolutions shall be entered, and the minutes must be executed by all parties attending the meeting. The Board of
Directors meets validly with attendance by a majority of its members, and shall take decisions by majority of attending votes. The Chairperson shall have a tiebreak vote in the event of a tie. Any Director may attend on behalf of another at a meeting of the Board of Directors, by a simple letter of proxy, without prejudice to the principal's liability, and the latter shall not be counted for the formation of a quorum. Each Regular Director, as security for the discharge of his/her duties, shall deposit in a bank account or safe deposit, as the case may be, at the order of the corporation, in cash and in
Argentine or foreign currency, as the case may be, at the rate of exchange in effect on the date the bond is posted, or in government securities for the same par value, the amount of ten thousand pesos each. The bond may also be replaced by a guaranty, a bank security, a chattel mortgage or liability insurance policy, at the name of the Corporation, or by any other means acceptable pursuant to applicable law, for the referred amount of ten thousand pesos. Such bond shall cover the term for which the Regular Directors have been elected, and remain in effect for three years after the Director ceases to be in office. The compensation of the Board of Directors shall be determined by the Shareholders'
Meeting, without prejudice to any other compensation that may be determined for the members by reason of the performance of special or technical-administrative duties, and the Board of Directors itself shall determine the sum that will correspond to each of its members.